FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 6th May, 2005

_______________________________ Chairman - Chief Executive Officer

NATIONAL BANK OF GREECE

ADMINISTRATION- SECRETARIAT Bank’s Shares Telephone: +30(210) 334 3428 Telefax: +30(210) 334 3449	To: NYSE 20 Broad Street-17th Floor New York, N.Y.10005 Att: Mrs Cecilia S.Cheung, Corporate Compliance, International Clients’ Services

E-mail: inikol@nbg.gr

Date: May 05, 2005

Dear Sirs,

Please be advised of the following:

The Annual General Meeting of Shareholders of National Bank of Greece S.A. is scheduled for May 17, 2005 at 12.00, at Megaro MELA, 93 Eolou Street, Athens, Greece.

The agenda for the meeting includes, among other things, a vote to pay a dividend to all shareholders with respect to the year ended December 31, 2004.

The amount of the dividend which will be proposed to the G.M., was fixed at (Euro) € 0,60 per share.

The Record Date for the dividend will be determined by the shareholders in the resolutions adopted at the General Meeting, but is expected to be May 17, 2005, i.e. the date of the General Meeting.

Yours sincerely,

NATIONAL BANK OF GREECE S.A.

M.Froussios            I.Nikolaou

C.C.to :The Bank of New York,
101 Barclay Street,

New York, NY 10286
Att : a) Mr. Mahmound SALEM
b) Mrs Agness Moskovits

ANNOUNCEMENT

National Bank of Greece announces that from 22 July 2004 until 30 April 2005 it purchased own shares as follows: between 22 July 2004 and 15 October 2004, it bought back 903,400 own shares (0.27% of its share capital), at an average acquisition cost of € 18.52 per share; between 21 October 2004 and 20 January 2005 625,760 own shares (0.19%), at an average acquisition cost of € 23.27 per share; and between 21 January 2005 and 30 April 2005 116,075 own shares (0.04%), at an average acquisition cost of € 25.57 per share.

Through the purchase of the above shares by virtue of BoD resolutions of 2 July 2004, 28 September 2004 and 10 January 2005, respectively, the Bank completed its buy-back programme of own shares up to 5% of its total shares, including those each time owned by the Bank itself.

Following completion of the programme, which was launched for implementation by 30 April 2005 pursuant to Companies’ Act 2190/1920, article 16, par. 5 and approval by the Bank’s General Meeting of Shareholders of 18 May 2004, the Bank currently possesses a total of 1,645,235 own shares, representing 0.50% of its current share capital.

Athens, May 6, 2005